1. Name and Address of Reporting Person
   WALLACE, GOLDIE H.
   402 EAST MAIN STREET
   TROY, NC 27371
2. Issuer Name and Ticker or Trading Symbol
   FIRST BANCORP (FBNC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   11/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       11/26/2002 S             -538        D      $25.2210                    D
Common Stock                       11/26/2002 S             -300        D      $25.2200                    D
Common Stock                       11/26/2002 S             -100        D      $25.2000   166076           D
Common Stock                       11/08/2002 P <F1>        200         A      $24.9000                    I           SPOUSE
Common Stock                       11/27/2002 P <F1>        100         A      $24.5000   300              I           SPOUSE

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $15.333                                              06/01/2007 Common                      1500     D
(Right to buy)                                                                 Stock
Stock Options  $15.75                                               06/01/2010 Common                      1500     D
(Right to buy)                                                                 Stock
Stock Options  $16.667                                              06/01/2009 Common                      1500     D
(Right to buy)                                                                 Stock
Stock Options  $22                                                  06/01/2008 Common                      1500     D
(Right to buy)                                                                 Stock
Stock Options  $23.05                                               06/01/2012 Common                      1500     D
(Right to buy)                                                                 Stock
Stock Options  $24                                                  06/01/2011 Common                      1500     D
(Right to buy)                                                                 Stock

Explanation of Responses:

<F1>
A total of 300 shares of First Bancorp stock that were acquired through indirect ownership on November 8th and 27th of 2002 violated short swing profit rules per Section 16(b) of the Securities Exchange Act of 1934. Mrs. Wallace has agreed to repay First Bancorp the total profit of $175.00 related to the transactions.

SIGNATURE OF REPORTING PERSON
/s/ GOLDIE H. WALLACE

DATE
11/29/2002